                                                               EXHIBIT (a)(5)(C)

FOR IMMEDIATE RELEASE:                               Contact: Thomas A. Prince
                                                              General Counsel
                                                              (314) 342-2000


                     STIFEL FINANCIAL CORP. ANNOUNCES FINAL
                          RESULTS OF SELF-TENDER OFFER

         St. Louis, Missouri, October 13, 2003 - Stifel Financial Corp. (NYSE:
SF) announced today the final results of its tender offer, which expired at 5:00 p.m. New York City time on October 10, 2003. Stifel commenced the tender offer on September 5, 2003 to purchase up to 850,000 shares of its common stock (including associated preferred stock purchase rights) at a purchase price of $13.25 per share.

         Based on the final count by the depositary for the tender offer (UMB Bank, n.a.), Stifel accepted for payment 87,471.392 shares, representing approximately 1.2% of outstanding shares, at a purchase price of $13.25 per share. Payment for the shares will be made promptly by the depositary. The aggregate purchase price of the shares purchased by Stifel through the tender offer, including fees and expenses associated with the tender offer, is approximately $1,228,995.

         Stifel may not repurchase any shares of its common stock until after October 24, 2003. As noted in Stifel's offer to purchase for the tender offer, the Company may, after such date, purchase additional shares in the open market, in private transactions, through tender offers, or otherwise. Any possible future purchases by Stifel will depend on many factors, including the market price of the shares, Stifel's business and financial position, and general economic and market conditions.

ABOUT STIFEL

         Stifel Financial Corp. is a financial services holding company whose subsidiaries are engaged in general securities brokerage, investment banking and money management from 83 locations in 15 states, primarily in the Midwest. To learn more about Stifel, please visit the Company's web site at www.stifel.com.